DynaResource, Inc.

222 W. Las Colinas Blvd.

Suite 744 East Tower

Irving, Texas 75039

(972) 868-9066

December 4, 2012

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	DynaResource, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-30371

Dear Mr. Reynolds:

We received your letter dated November 21, 2012 with comments to the referenced Annual Report on Form 10-K for DynaResource, Inc. (the “Company”), File No. 000-30371. We have restated the Commission’s comments below -- including those from the staff’s October 31, 2012 letter -- and have included our responses to each comment.

General

1. [from November 21 letter] We note your response to comments 1, 2, and 5 from our letter dated October 31, 2012. As a company incorporated in Delaware, only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. The exemption to which you refer is only applicable if you are incorporated in a foreign jurisdiction. We reissue the comments.

1. [from October 31 letter] We note that you disclose mineral resources throughout your filing. As a company incorporated in Delaware, the provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in filings with the United States Securities and Exchange Commission, pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please substantially revise your filing and remove all mineral resource disclosure.

Response:

The instructions to paragraph (b)(5) of Industry Guide 7 (the “Guide”) make clear that mineral resource estimates are an appropriate subject for disclosure if “such information is required to be disclosed by foreign or state law . . . .” (emphasis added) There is nothing in the quoted language to suggest that a company’s status as a domestic (U.S.)-chartered or foreign-chartered entity, has any bearing upon the application of this Guide. We respectfully do not agree with the staff’s interpretation.

As earlier noted, the Company is subject to foreign law requiring precisely the disclosure that is currently contained in the referenced Form 10-K. In February of this year, the Company formally became a British Columbia “reporting issuer” and, consequently, subject to the Canadian securities disclosure laws. One of such laws is BC Instrument 51-509, entitled “Issuers Quoted in the U.S. Over-the-Counter Markets”, which on July 31 of this year was superseded by Multilateral Instrument 51-105, a national Canadian law.

We understand that the “foreign or state law” requirement means actual law, and not merely stock exchange listing requirements. Multilateral Instrument 51-105 is not a stock exchange listing requirement. This is Canadian law.

Under Multilateral Instrument 51-105, the Company is required to comply with various other Canadian securities laws. One of such laws is National Instrument 43-101 (“NI 43-101”), entitled “Standards of Disclosure for Mineral Projects.” Required disclosures covered by NI 43-101 include reporting of mineral resources – again, precisely that which is currently contained in the referenced Form 10-K. Canadian law requires reporting of mineral resources, for the reason that such information is meaningful, and material, to investors.

The Company is guided in this regard by seasoned U.S. securities counsel, and by seasoned Canadian securities counsel, both of whom agree: the Canadian law is clear and the Company has no option as to whether it must report mineral resources in its public filings. Accordingly, and so as not to run afoul of Canadian law, the Company will continue to abide by the requirements of Multilateral Instrument 51-105 and NI 43-101 in order to maintain its status as a fully-compliant OTC reporting issuer under Canadian law.

The Company also submits that to remove any reference to mineral resources in its public filings would place the Company in direct violation of Regulation FD, with one set of disclosure for U.S. shareholders and another set of disclosure for foreign shareholders, and hence create the “uneven playing field” that Regulation FD seeks to avoid. The very essence of the securities laws, including Regulation FD, is that all shareholders of a company are to have the same disclosure: “. . . disclosure that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public.” (cited verbatim from Regulation FD).

2. [from October 31 letter] We note that you have included a general disclaimer regarding Canadian mineral resource and mineral reserve reporting standards on page 4 of your disclosure. This appears to be a disclaimer that Canadian incorporated companies include in their United States filings and is not applicable to companies incorporated in the United States. Please advise.

Response: Page 4 of the Company’s Form 10-K contains a section under the heading “IMPORTANT NOTE REGARDING CANADIAN DISCLOSURE STANDARDS” to describe the Canadian securities disclosure regime which is referenced in the response to comment #1, immediately above. As a point of information, the disclosure regime is not limited to Canadian public companies, but extends to foreign (that is, non-Canadian) public companies, including those which have become subject to Canadian law under Multilateral Instrument 51-105.

The Company is subject to Multilateral Instrument 51-105, is an “OTC reporting issuer” in Canada, and is subject to the Canadian securities laws.

Item 2 Properties page 15

5. [from October 31 letter] For each of your properties please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature, pursuant to paragraph (b)(4)(i) of Industry Guide 7.

Response: The Company will update its disclosure via an amendment to the Form 10-K, to provide a clear statement that the property is without known reserves and that currently, the Company’s drilling program is exploratory in nature. The Company proposes the following text:

No Known Reserves

The SJG property is without known reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The quantity and grade of the reported “inferred resources” in the mineral resource estimate contained in this Form 10-K are estimates only. There has been insufficient exploration to define any mineral reserves on the property, and it is uncertain if further exploration will result in discovery of mineral reserves.

Currently, the Company’s drilling programs are exploratory in nature.

For the mineral resource estimate contained in this Form 10-K, a cutoff grade of 2.0 gpt was selected assuming the mineral deposit will be mined by a highly selective underground operation with small equipment.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have further questions, or if you need any further clarification on the responses provided. Thank you for your professional attention.

Respectfully,

/s/ K.W. (“K.D.”) Diepholz

K.W. (“K.D.”) Diepholz

Chairman / CEO